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                                                                 Exhibit (a)(12)

CONTACT:  Chuck Mulloy
          Press Relations
          (408) 765-3484
          chuck_mulloy@ccm.sc.intel.com

          Gordon Casey
          Investor Relations
          (408) 765-1480
          gordon_casey@ccm.sc.intel.com

                       INTEL CORPORATION EXTENDS OFFER
                       FOR CHIPS AND TECHNOLOGIES, INC.


SANTA CLARA, Calif., November 13, 1997 -- Intel Corporation today announced that the expiration date for the $17.50 per share tender offer by Intel's subsidiary, Intel Enterprise Corporation, for all outstanding shares of common stock of Chips and Technologies, Inc., has been extended until 8 p.m., New York time, on December 23, 1997. This extension is the result of the previously announced Federal Trade Commission request for additional information concerning the transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Intel also announced that it and Chips and Technologies, Inc. have agreed to amend their Merger Agreement to extend to January 31, 1998 the date after which either Intel or Chips and Technologies may unilaterally terminate the transaction if the tender offer has not been consummated.



     As of the close of business on November 12, 1997, approximately 14,113,200 shares of common stock of Chips and Technologies, Inc., had been tendered in the tender offer. This constitutes approximately 64 percent of Chips and Technologies shares outstanding as of the tender offer.


     Intel, the world's largest chip maker, is also a leading manufacturer of personal computer, networking, and communications products. Additional information is available at www.intel.com/pressroom.